Exhibit 6.1

888-528-2677

www.reticulate.io

MX Joint Venture
Summary of Principal Terms

This Term Sheet (this “Term Sheet”) sets forth certain binding proposed terms with respect to a joint venture between Reticulate Micro, Inc., a Nevada corporation (“RM”), the owners of K2E (as defined below) that are executing this Term Sheet (the “K2E Owners”) and K2 Endeavor DMCC (“K2E”), a UAE Free Trade Zone entity, having its principal place of business at Reef Tower, Cluster O, Jumeirah Lake Towers, Dubai, UAE.

Parties	RM, K2E Owners and K2E.

Each of the parties named above is referred to individually as a “Party” and, collectively, the “Parties.”

Restructure K2E	The Parties will rename and as necessary restructure K2E into a joint venture company (the “Joint Venture Company”) to be called RMX. The Parties will also modify the Joint Venture Company’s trade license so that it is suitable for the Joint Venture Purpose (as defined below) and add a representative of RM to the bank account for the Joint Venture Company and take such other actions as may be necessary to effectuate the Joint Venture Purpose.

The Parties will use commercially reasonable efforts to prepare marketing materials for the Joint Venture Company, develop its brand, create a website and develop supporting documentation such as whitepapers, etc. The Parties will also use commercially reasonable efforts to create an investor presentation and related materials to facilitate capital raising.

Purpose	The Joint Venture Company would be organized for the purpose of leveraging the strengths of each of RM and the K2E Owners and to create an investment grade operating company that can raise capital and develop a solution to address Telecommunication Data Transfer issues (the “Joint Venture Purpose”), and all other activities that are necessary in furtherance of the Joint Venture Purpose. The Joint Venture Company would not engage in any other activity without the prior written consent of RM which shall not be unreasonably withheld. Other activity shall be defined as commercial applications excluding military and defense.

Obligations of the Parties	The Joint Venture Agreement shall specify the obligations of each Party as follows:

The K2E Owners will be responsible for sales, marketing, customer relations, and UAE-based administration. The K2E Owners will also be primarily responsible for raising capital and managing investor introductions and relations.

3255 Bayside Lakes Blvd.

Suite 106

Palm Bay, FL 32909

RM will be responsible for providing to the Joint Venture Company an exclusive, perpetual, and royalty-free worldwide license (the “RM License”) to use RM’s technology in order to resolve cellular network tower densification issues. The RM License provides the Joint Venture Company with a proprietary platform, an asset, which will evolve and improve over time. RM will also manage the development and technical implementation of the technology and provide customer technical support and oversee financial operations, ensuring full transparency. As RM is a publicly listed company, financials for the Joint Venture Company will be subject to PCAOB audits.

Prospects and Sales	All prospects, sales, or business opportunities identified or generated in connection with the activities of the Joint Venture Company shall inure exclusively to the benefit of the Joint Venture Company. None of the Parties shall, directly or indirectly, appropriate or divert any such prospects, sales, or business opportunities for their own benefit or for the benefit of any third party, unless expressly authorized in writing by the Joint Venture Company or agreed upon by all Parties.

Term	The term of joint venture would be indefinite, unless terminated earlier in accordance with the definitive written agreement governing the joint venture to be signed by the Parties no later than December 31, 2024 (the “Joint Venture Agreement”).

Business Plan	Each year the Parties will agree on a written business plan (the “Business Plan”) for the operation of joint venture. The first business plan will cover the fiscal year ending December 31, 2025, and will be in place on or before the Joint Venture Agreement is entered into.

Initial Capital Contribution and Ownership	The K2E Owners will cause K2E to issue to RM a number of shares of its capital stock such that RM will become a 50% owner of K2E. The Parties will make the following contributions in exchange for their equity ownership.

Name	Contribution	Ownership Interest

RM	RM will grant to the Joint	50%
	Venture Company the
	RM License

K2E Owners	Intellectual Property,	50%
	Business Process and Deal Flow

No Additional Capital Contributions	The Parties would not be obligated to make any additional capital contributions.

Distributions	Distributions would be made to the Parties as determined by the board of directors (the “Board”) of the Joint Venture Company; provided, however, that customary tax distributions will be mandatory.

Management	The Joint Venture Company would be managed by the Board, which will consist of three directors. RM will have the right to appoint one director (initially Michael Chermak). K2E Owners shall have the right to appoint one director (initially Karl Kit). At the time that a significant investment is made by an outside third party in the Joint Venture Company, such third party will have the right to appoint a third director. The Board would make all decisions with respect to the Joint Venture Company. All decisions would require a majority vote of all directors, not just of those in attendance at a meeting. The Board would meet at least quarterly. Each director would be entitled to one vote on all matters to be voted upon by the Board. Any director would be entitled to call a special meeting of the Board. The Board shall be elected annually with Parties having appointment rights as specified above.

Management will be required to present to the Board for approval a yearly budget to be included in the annual Business Plan. This budget shall include but not be limited to salaries and main expenses. This budget may be adjusted as needed on a quarterly basis by the Board based upon factors such as Company performance relative to budget.

Board approval and a supermajority vote of the shareholders (66%) (a “Supermajority Vote”) would be required to:

	●	establish or modify the Joint Venture Purpose;

	●	establish or modify the Business Plan;

	●	amend the Joint Venture Company’s constituent instruments (i.e., certificate of incorporation, bylaws);

	●	appoint and enter into employment agreements with the officers;

	●	consummate transactions or otherwise make expenditures outside the ordinary course of business;

	●	acquire or divest a business or merge or consolidate with any other entity;

	●	make material loans, borrow material sums, grant secmity interests, or guaranty the debt of third parties;

	●	approve transactions or other arrangements between or involving the Joint Venture Company and any Party or affiliate thereof;

●	raise capital from the Parties or from third parties;

●	make any distributions to the Parties or repurchase any equity of the Parties except for repurchases from officers, directors, employees, or consultants pursuant to an existing contract that allows for such repurchase upon the cessation of their employment);

●	appoint or change public accountants;

●	admit new Parties to the Joint Venture Company; or

●	liquidate, dissolve, wind up or file voluntary bankruptcy proceedings with respect to the Joint Venture Company.

Officers	The day-to-day operations of the Joint Venture Company would be run by a chief executive officer appointed by the Board. The Board would also appoint a chief financial officer.

The Officers of the Joint Venture Company would be as follows:

Michael Chermak	Chairman
Karl Kit	Chief Executive Officer and President
Maxwell Kit	Chief Operating Officer and Secretary
Amit Shrestha	Chief Financial Officer and Treasurer

Deadlock Events	If a Supermajority Vote is not obtained when required as provided above and the matter is unresolved for a period of 180 days, a deadlock would be deemed to exist (a “Deadlock”). Upon the occurrence of a Deadlock, the Parties would be required to first seek resolution through management conciliation procedures, and if such procedures do not lead to a resolution either Party would have the right to:

●	submit the matter to binding arbitration; or

●	exercise the Buy-Sell Option set forth below.

Buy-Sell Option	Under a Deadlock, each Party would have the right to exercise a buy-sell option (the “Buy-Sell Option”), whereby the exercising Party would request an appraisal of the Joint Venture Company to be determined by an appraiser selected by such exercising Party and consented to by the Board. Any such payment to the exercising Party would be made over a period of three years and evidenced by a promissory note that bears interest at a rate of 8% per annum.

Restrictions on Transfer	Neither Party may sell, assign, encumber or otherwise transfer (collectively, a “Transfer”) its equity interest in the Joint Venture Company unless in compliance with a typical right of first refusal which gives the Company and then each shareholder the right to acquire the shares being transferred.

Access to Information	Each Party will be provided customary inspection rights as well as rights to periodic financial and tax information regarding the Joint Venture Company.

Expenses	Each Party will bear its own expenses incurred in connection with pursuing or consummating the joint venture, including any broker’s or finder’s fees and all fees and expenses of its directors, officers, employees, agents, consultants, advisors, legal counsel or accountants.

Confidentiality	Except as otherwise required by applicable law, each of the Parties will treat and hold as confidential all of the other Party’s Confidential Information (as defined below), refrain from disclosing any of the Confidential Information except in connection with the transactions contemplated hereby, and deliver promptly to the other Party or destroy, at the request and option of the other Party, all tangible embodiments (and all copies) of the other Party’s Confidential Information which are in its possession.

Notwithstanding the foregoing, either Party may disclose the other Party’s Confidential Information to its employees, directors, attorneys, accountants, investors or prospective investors and other representatives who have a need to know such Confidential Information in order to enable the disclosing Party to use such Confidential Information for purposes permitted in this summary of terms provided such representatives agree to be bound to use and disclose such Confidential Information for no other purpose. Each Party shall take such steps as are required to ensure the confidentiality of Confidential Information used by its representatives, which steps must at a minimum be reasonable steps. Each Party will be liable for breaches of this confidentiality provision by any of its representatives.

For purposes of this summary of terms, “Confidential Information” means with respect to a Party, any information concerning the organization, business or finances of such Party, or of any third party that such Party is under an obligation to keep confidential that is maintained by such Party as confidential, and that is not available to the Party from public or other sources. Confidential Information includes, without limitation, trade secrets, processes, techniques, algorithms, programs, designs, drawings, formulae, models, inventions, discoveries or developments, or any information or data relating to the disclosing Party’s research projects, work in process, future development efforts, manufacturing, marketing, servicing, financing, present or future products or services, sales, suppliers, customers, employees, investors or business, whether in oral, written, graphic or electronic form.

Confidential Information shall not include any information that: (i) is or subsequently becomes publicly available without the receiving Party’s breach of any obligation owed to the disclosing Party; (ii) became known to a receiving Party prior disclosure of such information by a disclosing Party; (iii) became known to receiving Party from a source other than disclosing Party other than by the breach of an obligation of confidentiality owed to disclosing Party; or (iv) is independently developed by receiving Party without access to the disclosing Party’s information.

Exclusivity	In consideration of the substantial investment of time and resources that all Parties will make in connection with its efforts hereunder to negotiate the definitive agreements contemplated by this Term Sheet, all Parties agree, that, for a period commencing on the date of execution of this summary of terms and ending on the ninetieth (90th) day following the date hereof (the “Exclusivity Period”), all Parties shall not and all Parties shall cause its employees, affiliates, directors, and representatives not to, directly or indirectly, initiate, negotiate, or hold any discussions or enter into any understanding or agreement with, any Party other than each other with respect to any Competitive Transaction (as defined below). To the extent such discussions or negotiations are on-going, they will be terminated. In addition, all Parties agree to immediately communicate to the other the terms of any proposal relating to a Competitive Transaction received directly, or indirectly by its employees, directors, or representatives during the Exclusivity Period. For purposes of this summary of terms, a “Competitive Transaction” is a transaction involving, directly or indirectly, (i) the formation of a joint venture, business combination or similar event within the field and territory having a purpose similar to the Joint Venture Purpose, or (ii) the taking any other action that is inconsistent with the implementation of this Term Sheet.

Arbitration	The Parties agree that any dispute regarding this Term Sheet or dispute over the final terms and conditions of the Joint Venture Agreement will be settled by binding arbitration according to the rules of the American Arbitration Association (the “AAA”) conducted in St. Louis, Missouri by the AAA. The Parties agree to expedite the necessary arbitration as quickly as the rules of the AAA permit. The parties agree to mutually select the arbitrator or will promptly notify the AAA they are unable to agree, and the AAA will select an arbitrator with 20 plus years of experience in complex commercial joint ventures, mergers and acquisitions. The Parties agree to follow and implement the final ruling of the arbitrator without recourse to an appeal or the necessity of the prevailing Party having to file the ruling with the circuit court to have the ruling converted into a final judgment. This provision is a material consideration in the Parties entering into this agreement.

Binding Provisions: Governing Law	The Parties acknowledge the binding nature of this binding Term Sheet and agree to be bound by the terms of this binding Term Sheet.

This summary of terms shall be governed by the internal laws of the State of New York.

888-528-2677

www.reticulate.io

The Parties have executed and delivered this Term Sheet as of November 26, 2024.

Reticulate Micro, Inc.

By:	/s/ Michael Chermak
	Name:	Michael Chermak
	Title:	Executive Chairman

K2 Endeavor Dmcc

By:	/s/ Karl Kit
	Name: Title:	Karl Kit Managing Director

K2e Owners:

/s/Karl Kit
Name:	Karl Kit

/s/ Maxwell Kit
Name:	Maxwell Kit

Name:

3255 Bayside Lakes Blvd.

Suite 106

Palm Bay, FL 32909